September 24, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance Mail Stop 4631

100 F Street N.E.

Washington, D.C. 20549

Attention:  Rufus Decker

Lisa Etheredge

Re:                             Universal Hospital Services, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed March 22, 2012

Form 8-K Filed August 13, 2012

File No. 0-20086

Dear Mr. Decker and Ms. Etheredge:

Set forth below are the responses of Universal Hospital Services, Inc. (the “Company”) to the comments raised in the letter dated August 15, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced filings.  The additional disclosures and other revisions contained in our responses will be included in future reports filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2012 and any future 8-K filings, as appropriate.  For reference purposes, the Staff’s comments have been reproduced below, followed by the Company’s response to each comment.  We appreciate the time and effort the Staff has dedicated to reviewing our disclosures.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Response:  Where the comment requests additional disclosures or other revisions for comments numbered 2 through 8, we present below such revisions as we intend them to appear in future Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2012.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 40

2. While we note that you provided a discussion of changes in your consolidated results of operations for certain line items including selling, general and administrative expenses, interest expense and income taxes, it does not appear that you provided an analysis of your consolidated results of operations for other material line items such as total revenues, cost of revenue, and gross margin.  Please refer to Item 303(a) of Regulation S-K and revise your filing accordingly.

Response:  We present below such revisions or substantially similar disclosure as we intend them to appear in future Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2012.  The following is an analysis of our consolidated results of operations for the year ended December 31, 2011 compared to year ended December 31, 2010:

Consolidated Results of Operations for the Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Total Revenue

Total revenue for the year ended December 31, 2011 was $371.0 million, compared with $317.4 million for year ended December 31, 2010, an increase of $53.6 million or 16.9%.  The increase was primarily due to the medical equipment outsourcing segment as a result of the Company’s acquisition of a laser surgical services business, which resulted in additional revenue of $25.4 million.  In addition, revenue related to recalled equipment of $15.8 million increased over the prior year by $10.5 million.

Cost of Revenue

Total cost of revenue for the year ended December 31, 2011 was $241.8 million compared to $209.0 million for the year ended December 31, 2010, an increase of $32.8 million or 15.7%.The increase is primarily related to the acquisition of the laser surgical services business, which resulted in additional costs of $13.6 million, along with an increase in employee-related costs of $5.2 million associated with the year over year growth in revenue.

Gross Margin

Total Gross margin for the year ended December 31, 2011 was $129.2 million, or 34.9% of total revenues compared to $108.4 million, or 34.1% of total revenues, for the year ended December 31, 2010, an increase of $20.8 million or 19.2%.  The increase in gross margin as a percent of total revenue is primarily attributable to the recalled equipment.

3. Please revise your MD&A to discuss the business reasons for material changes in depreciation and amortization at both the segment and consolidated level (including corporate and unallocated amortization and depreciation).  We note that you present these amounts in your financial statements on page F-45.

Response:  The Company presented changes in depreciation and amortization at both the segment and consolidated level in our financial statements on page F-45.  We also presented the change in depreciation in the medical equipment outsourcing segment in the MD&A on page 40 in the line item “Medical equipment depreciation.”  As disclosed on page 41 in our discussion of the medical equipment outsourcing segment, the decrease was due to the decrease in purchase accounting adjustments related to the step-up in carrying value of our medical equipment related to our 2007 recapitalization.  There were no material changes in the technical and professional services segment and the corporate and unallocated depreciation and amortization and there is no depreciation and amortization in the medical equipment sales and remarketing segment.  The disclosure under “Selling, General and Administrative” of the MD&A on page 44 discusses the business reasons for consolidated changes in depreciation and amortization.  As disclosed in this section, the increase in 2011 as compared to 2010 was primarily due to the accelerated amortization of a trade name, which is reflected in the medical equipment outsourcing segment

In future Form 10-Q and Form 10-K filings, the Company will discuss the business reasons for material changes in depreciation and amortization at both the segment and consolidated level, and clarify whether the change is at the segment or corporate and unallocated level.

We present below such revisions or substantially similar disclosure as we intend them to appear in future Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2012.

Selling, General and Administrative

Selling, general, and administrative expenses for the year ended December 31, 2011 increased by $11.6 million, or 13.0%, to $100.9 million as compared to the same period of 2010.  Selling, general, and administrative expenses consist primarily of employee-related expenses, professional fees, occupancy charges, bad debt expense, depreciation and amortization.  The increase is due to the inclusion of $9.6 million of selling, general, and administrative expenses related to Surgical Services, which includes the accelerated amortization of $4.1 million related to the associated trade name.  In conjunction with a rebranding strategy implemented in the fourth quarter related to our laser surgical services business, the former name (PRI Medical Technologies, Inc.) was retired and the related amortization was accelerated over the remaining estimated life, which ended December 31, 2011.  The amortization related to the tradename is reflected in the medical outsourcing segment.  In addition to the items listed above, the increase was primarily due to increases in outside services and employee-related expenses of $3.4 and $0.7 million, respectively.  These increases were partially offset by a decrease in non-cash stock compensation expense of $2.9 million, which was primarily related to an August 2010 amendment to our stock option plan.  Additionally, selling, general, and administrative expenses were negatively impacted by $0.8 million related to the Company providing notice of termination of our corporate headquarters lease.  Selling, general, and administrative expense as a percentage of total revenue was 27.2% and 28.1% for the years ended December 31, 2011 and 2010, respectively.

4. Please quantify the impact of each factor when multiple factors contribute to material fluctuations.  For example, in your discussion of cost of revenue for the Medical Equipment Outsourcing Segment, you quantified several factors that affected the increase in cost of revenue during 2011 (such as employee-related expenses) but did not explain the reason why these costs increased.  Additionally, in your discussion about changes in gross margin percentage from 2010 to 2011, you indicate that the amounts will fluctuate based on the transactional nature and product mix but you have not provided any insight regarding how changes in product mix affect your results for this segment.  Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04.

Response:  We present below such revisions or substantially similar disclosure as we intend them to appear in our Form 10-Q for the quarter ending September 30, 2012, as appropriate, or our Form 10-K for the year ending December 31, 2012, relating to the contributing factors to material period over period changes in accordance to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04.  The following disclosure provides additional detail as noted for the year ended December 31, 2011.

Medical Equipment Outsourcing Segment – Manage & Utilize, page 41

Total cost of revenue in the segment for the year ended December 31, 2011 increased by $22.0 million, or 24.1%, to $113.5 million as compared to the same period of 2010. Cost of revenue in this segment relates primarily to employee-related expenses, equipment repair and maintenance charges related to our movable medical equipment fleet, occupancy and freight charges. The increase is primarily driven by $13.6 million of cost related to our new laser surgical services business.  Additionally, an increase in employee-related expenses of $5.2 million, vehicle expense of $1.4 million, equipment repair and maintenance charges of $1.0 million, and occupancy and freight expenses of $0.8 million are the result of the increase in revenue in this segment, primarily driven by the growth in Asset360 customers.

Medical Equipment Sales and Remarketing – Redeploy and Remarket, page 43

During the year ended December 31, 2011, gross margin percentage, and gross margin percentage before purchase accounting adjustments, will fluctuate based on the transactional nature and product mix of the business, where new equipment sales generally yield a lower margin than used equipment sales.

Medical Equipment Outsourcing Segment — Manage & Utilize, page 41

5. It appears that you have classified $15 million of net gains on recalled infusion pumps within revenues for the year ended December 31, 2011.  If true, please tell us the accounting literature you relied up on to support that classification within revenues.  If not true, please tell us where you reflected these gains on your consolidated statement of operations for the year ended December 31, 2011.

Response:  The Company classified $15.8 million and $5.3 million of net gains from both non-monetary exchange and cash refunds on recalled infusion pumps within revenues for the years ended December 31, 2011 and 2010, respectively.  The infusion pump recall program began in 2010 and ended in July 2012.  For the nine months ending September 30, 2012, we will have recorded approximately $18.6 million of gains.

In making the determination that revenue presentation was acceptable, the Company noted that as a provider of medical equipment management and service solutions to the health care industry, product recalls are not an unprecedented occurrence. We had concluded that the consideration received from the vendor for those recalls meet the definition of revenue in paragraph 78 of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements (“CON 6”), as working with manufacturers on recalls, service and upgrades of equipment is an expertise we believe distinguishes the Company from our competitors and is one of our core competencies that is relevant to our ongoing major operations.

In considering our response to this question, further research and evaluation has led us to now believe that the appropriate treatment would have been to present the net gains as a reduction of cost of sales.  We have specifically looked to the applicable accounting guidance in ASC 605-50-45-14 which reads, in part, as follows:

“…(t)o meet that condition (for revenue characterization) the identified benefit must be sufficiently separable from the customer’s purchase of the vendor’s products such that the customer would have entered into an exchange transaction with a party other than the vendor in order to provide that benefit,.. If the amount of cash consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount shall be characterized as a reduction of cost of sales…”

We believe that the recall benefit we provided the vendor is not sufficiently separable from our purchase of the vendor’s products.  Accordingly, and therefore consistent with the guidance above, the net recall gains should have been presented as a reduction of the cost of the items purchased.  To further support this classification we note that the depreciation of the equipment itself is included in cost of sales as the equipment is directly used to generate revenue.  This presentation would properly result in consistent presentation of the net recall gains and the related expense from the equipment, as components of cost of sales.

In considering industry practice related to recognition of product recall gains, we have reviewed the filings of our competitors.  Unfortunately there are few participants in our industry that are public companies, thus relevant industry information is limited.  Of those that are public, we identified one Company that mentioned the recognition of similar product recall gains and were able to determine that this company also classifies gains related to product recalls within gross margin.

Consequently, we believe that we had an immaterial error in the presentation of the statement of operations for the years ended December 31,  2011 and 2010, contained in our Annual Report on Form 10-K, and for the interim periods ended March 31, 2012, and June 30, 2012, contained in our Quarterly Report on Form 10-Q.

While we concluded there is an error in the financial statements, we do not believe such an error is material as we do not believe that the judgment of a reasonable person relying upon the financial statements as originally issued would have been changed or influenced by the inclusion or correction of this item. This determination was based on an analysis of both the qualitative and quantitative impact of such corrections. From a quantitative perspective we note that the reclassification of amounts from revenue to cost of sales reduces revenue by 4.3% and 1.7% and reduces cost of sales by 6.5% and 2.6% for the years ended December 31, 2011 and 2010, respectively.  For the three months ended March 31, 2012, and the six months ended June 30, 2012, revenue is reduced by 2.3% and 6.8%, and cost of sales by 6.7% and 10.7%, respectively. (See a summary financial statement comparison in the attached Appendix.)  In all cases the only line items impacted are revenue and cost of sales; gross margin is not impacted nor is operating income or net income (loss), either on a pre-tax or an after-tax basis.

The Company also considered a number of qualitative factors in reaching its conclusion including the following:

•                  these gains, along with a description of the recall, were disclosed in the Notes to our financial statements and discussed in “Management Discussion and Analysis” within our annual and quarterly filings

•                  a correction would not change the Company’s gross margin, operating income or net income(loss),

•                  a correction would not affect the Company’s cash flows from operations,

•                  a correction would not affect measures of the Company’s liquidity, such as  availability under our revolving credit line, leverage or interest coverage calculations (See liquidity measures in attached Appendix),

•                  a correction would not mask a change in earnings or other material trends, such as net cash provided by operating activities, operating income (loss), or EBITDA (See other financial data in attached Appendix),

•                  a correction would not affect the Company’s compliance with loan covenants or other contractual requirements,

•                  a correction would not involve the concealment of an unlawful transaction and was not otherwise intentionally or unlawfully undertaken, and

•                  a correction would not have the effect of increasing or decreasing management’s compensation.

Furthermore, while cost of sales is the appropriate presentation, our original conclusion was based on consideration of the Concept Statement and our role in assisting the infusion pump manufacturer in executing a significant recall in a cost effective manner and our resulting receipt of value for having done so.  Our historical financial statements have described the nature of the recall program and the amount of gains in the Notes to our financial statements.  We have also discussed the effect of this recall in our “Management Discussion and Analysis” within our annual and quarterly filings.  We have previously disclosed the temporary nature of this recall and the related gains, and will disclose in our third quarter financial statements that this recall program ended in July 2012, along with the amount of gains recorded.

Management has accordingly evaluated the amount and nature of these adjustments and concluded that they are not material to either the Company’s prior annual or quarterly financial statements.  Furthermore, considering our transparency as to the amounts and classification of such gains in our financial statements, and the fact that the recall program ended in August 2012, we have concluded that correction of previous periods within our financial statements is not warranted.  However, for the quarter ended September 30, 2012, we will appropriately reflect the recall gains as a reduction of cost of sales.  If similar recall gains are recognized in the future, we will also appropriately include them as a reduction of cost of sales.

For the Staff’s information, below is the disclosure we intend to provide in our September 30, 2012 Form 10-Q:

For the nine months ended September 30, 2012 and 2011, we recognized recalled equipment net gains of approximately $18.6 million and $9.5 million, of which approximately $15.2 and $8.9 million were non-cash gains, respectively. Non-cash gains result from receiving a replacement pump for a recalled pump. The gains are a result of the fair market value of the replacement pump less the net book value of the recalled pump. Effective July 2012, this equipment recall ended and we expect no further gains to be recorded.   Beginning in the quarter ended September 30, 2012, management began to classify the recall gains as a reduction of cost of sales.  The Company previously included these gains in revenue, however, the Company determined classifying the gains as a reduction of cost of sales was more appropriate.  Gains of $3.2 million were recorded as a reduction of cost of sales in the quarter.  Prior period amounts were not retrospectively revised because the Company has determined the effect on the financial statements for all prior periods is not material.

EBITDA, page 45

6. You indicate on page 45 that you use EBITDA internally as a measure of operational performance.  Therefore, please revise your future filings (including Forms 8-K and 10-Q) to also reconcile EBITDA to GAAP net income.

Response:  We will expand the disclosure in future Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2012 and any future Form 8-K filings, as appropriate, to reconcile EBITDA to GAAP net income.  For example, we present below the reconciliation of EBITDA to GAAP net income for the year ended December 31, 2011.  Similar disclosure will be made, as appropriate, in our future filings.

					Seven	Five
					Months	Months
					Ended	Ended
	Years Ended December 31,				December	May 31,
	2011	2010	2009	2008	2007	2007
(in thousands)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)
Consolidated Net Loss	$(21,051)	$(29,111)	$(18,573)	$(23,496)	$(16,096)	$(47,474)
Interest Expense	55,020	46,457	46,505	46,878	26,322	13,829
Provision (Benefit) for Income Taxes	(9,682)	1,692	(11,489)	(15,359)	(10,188)	492
Depreciation and Amortization	96,612	91,739	87,047	89,823	48,813	22,823
EBITDA	$120,899	$110,777	$103,490	$97,846	$48,851	$(10,330)

Liquidity, page 54

7. We note your disclosure in the first full paragraph on page 57 that you were in compliance with all covenants under the senior secured credit facility as of December 31, 2011.  However, your disclosure does not address whether or not you were in compliance with the debt covenants associated with your other debt including the PIK Toggle Notes, Floating Rate Notes, and Second Lien Senior Indenture.  Please tell us your compliance status as of December 31, 2011 and June 30, 2012 and revise your future filings to disclose this information both in MD&A and in your financial statement footnotes.

Response:  The Company was in compliance with all financial debt covenants at December 31, 2011 and June 30, 2012, as set forth in the Second Lien Senior Indenture governing our PIK Toggle Notes and Floating Rate Notes, as well as all debt covenants under our senior secured credit facility.  The Company will disclose, in our MD&A and in our financial statement footnotes whether we are in compliance with our debt covenants for all Company financing in future Exchange Act reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2012.

The following is an example of the proposed text that will be included, as appropriate:

The Company was in compliance with all debt covenants for all periods presented.

Form 8-K Filed August 13, 2012

Exhibit 99.2

8. Your Consolidating Reconciliation on slide 22 makes reference to “EBITDA per GAAP”.  Please revise your description of this line item so that it does not infer that EBITDA is a

GAAP measure.  For example, you could use a title such as “EBITDA as commonly defined” and then include a footnote demonstrating how you have calculated this figure based on your GAAP amounts for earnings, interest, taxes, depreciation and amortization.

Response: In our future 8-K filings, we will revise any disclosure in such filings relating to EBITDA so that it does not infer that EBITDA is a GAAP measure.  Using the description on slide 22 of Exhibit 99.1 of our Form 8-K filed August 13, 2012, as an example, in future filings we would (1) reference “EBITDA” only, and remove the reference “per GAAP” and (2) insert a footnote defining how EBITDA has been calculated.  The following is an example of the footnote that will be included:

EBITDA is defined by UHS as Consolidated Net Earnings or Loss, less Provision (Benefit) for Income Taxes and Interest Expense, plus Depreciation and Amortization.

*   *   *   *

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

We hope the foregoing has been responsive to the Staff’s comments.  Please address any questions to the undersigned at (952) 893-3254.

Sincerely,

/s/ Rex T. Clevenger	/s/ Scott A. Christensen

Rex T. Clevenger	Scott A. Christensen
Executive Vice President and Chief Financial Officer	Controller and Chief Accounting Officer

Cc: Lee M. Pulju, General Counsel

Appendix

Financial Statement Comparison

The summary table below details the effects of the revenue/cost of sale adjustment on previously presented historical financial statement amounts:

	For the twelve months ended December 31,
	2011	2011		2010	2010
	as	as	%	as	as	%
(in millions, except ratios)	Reported	Corrected	Change	Reported	Corrected	Change
Revenue
Medical equipment outsourcing	$291.8	$275.9	-5.4%	$250.5	$245.1	-2.2%
Total revenues	371.0	355.2	-4.3%	317.4	312.1	-1.7%

Cost of Sales
Cost of medical equipment outsourcing	113.5	97.7	-13.9%	91.5	86.2	-6.1%
Total cost of sales	241.8	226.0	-6.5%	209.0	203.7	-2.6%

Total Gross Margin	$129.2	$129.2	0.0%	$108.4	$108.4	0.0%

Liquidity Measures
Availability under our revolving credit line	$170.9	$170.9	—	$117.3	$117.3	—
Leverage ratio	4.9	4.9	—	4.3	4.3	—
Interest coverage ratio	2.6	2.6	—	2.7	2.7	—

Other Financial Trends
Net cash provided by operating activities	$57.7	$57.7	—	$76.2	$76.2	—
Operating income (loss)	24.7	24.7	—	19.0	19.0	—
EBITDA	120.9	120.9	—	110.8	110.8	—